Report of Independent Registered Public Accounting Firm


To the Board of Managers of
Defenders Multi-Strategy Hedge Fund LLC and
Subsidiaries

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that Defenders Multi-Strategy
Hedge Fund LLC and Subsidiaries (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2009, and with respect to agreement of investment fund contributions and redemptions, for the period from September 30, 2009
(date of last examination) to December 31, 2009:

Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of December 31, 2009.

Reconciliation of all such investment fund positions to the books and records of the Fund.

Agreed pending investment fund contributions and redemptions for the Fund as of December 31, 2009 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from September 30, 2009 (date of last examination) to December
31, 2009.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Defenders
Multi-Strategy Hedge Fund LLC and Subsidiaries complied with the requirements of subsections (b) and (c) of rule 17f-
2 of the Act as of December 31, 2009, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of Defenders
Multi-Strategy Hedge Fund LLC and Subsidiaries and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                           /s/ERNST & YOUNG LLP


New York, New York
June 3, 2010


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

June 3, 2010

We, as members of management of Defenders Multi-
Strategy Hedge Fund, LLC and Subsidiaries (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940 (the
"Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2009, and for the period September 30, 2009 (date of last examination) through December 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2009, and for the period September 30, 2009 (date of last examination) through December 31, 2009, with respect to investment funds reflected in the investment account of the Fund.


Defenders Multi-Strategy Hedge Fund, LLC and
Subsidiaries

By:

/s/ DAVID MOSSMAN

David Mossman
President and Chief Executive Officer
Defenders Multi-Strategy Hedge Fund, LLC and
Subsidiaries


/s/ STEVEN ANDERSON

Steven Anderson
Vice President, Treasurer and Chief Financial Officer
Defenders Multi-Strategy Hedge Fund, LLC and
Subsidiaries